February 25, 2008

VIA FEDERAL EXPRESS AND EDGAR

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed January 29, 2008
File No. 333-129830

Dear Mr. Owings:

On behalf of General Finance Corporation, a Delaware corporation (the “Company”), I am responding to the comments of the Staff of the Securities and Exchange Commission set forth in your letter dated February 21, 2008. We have set forth each of the Staff’s numbered comments, followed by General Finance’s response. Concurrently with the delivery of this letter, General Financ e is filing via EDGAR Post-Effective Amendment No. 2 to Registration Statement on Form S-1 reflecting the changes made in response to the Staff’s comments. A copy of Post-Effective Amendment No. 2 to Registration Statement on Form S-1, marked to show changes since the Post-Effective Amendment No. 1 to Registration Statement on Form S-1, is enclosed for your convenience.

References in this letter to the “Post-Effective Amendment” mean Post-Effective Amendment No. 2 to Registration Statement on Form S-1. Unless otherwise indicated, all page references in this letter refer to the Post-Effective Amendment. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Post-Effective Amendment.

In addition to the changes made in response to the Staff’s comments, the Post-Effective Amendment has been revised to reflect the financial condition and results of operations of General Finance for the period ending December 31, 2007.

39 East Union Street, Pasadena, California 91103 • (626) 584-9722 • (626) 795-8090 Facsimile

General Finance Corporation
February 25, 2008

The information provided in response to your letter has been supplied solely by General Finance, which is solely responsible for it.

Exhibits

1.
Please file an opinion of counsel regarding the securities being registered as an exhibit to the registration statement. See Item 601(b)(5)(i) of Regulation S-K. Please note that we may have comments on the legal opinion once it is filed.

We have filed an opinion of counsel regarding the securities being registered as an exhibit to the Post-Effective Amendment.

  Please contact me directly at (626) 584-9722 if you have any questions or comments regarding the foregoing.

Very truly yours,
/s/ Christopher A. Wilson
Christopher A. Wilson, Esq.

39 East Union Street, Pasadena, California 91103 • (626) 584-9722 • (626) 795-8090 Facsimile